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                                                                      EXHIBIT 23

NEWS RELEASE

CONTACT:         Robert M. Burton
                 Director of Corporate Communications
                 (513) 527-7471

FOR IMMEDIATE RELEASE

U.S. SHOE URGES SHAREHOLDERS TO VOTE IN APRIL 21 MEETING AGAINST
ALLOWING $24 LUXOTTICA OFFER TO PROCEED

CINCINNATI, OHIO March 29, 1995 - - The United States Shoe Corporation (NYSE:USR) today sent the following letter to shareholders:

Dear Shareholder:

         Enclosed for your consideration are proxy materials from the Board of Directors in connection with a Special Meeting of U.S. Shoe Shareholders to be held on April 21, 1995. This meeting, which is required under Ohio law, has been called by the Board at the request of Luxottica Acquisition Corp., in connection with Luxottica's $24 per share tender offer for all U.S. Shoe shares.

         The only business that will be conducted at the Special Meeting (except resolution of any procedural matters that may arise) is a vote by shareholders as to whether the Luxottica offer should be allowed to proceed in its present $24 per share form.

         Earlier, we sent you a letter and a Schedule 14D-9 (Amendments Nos. 1 and 2 to that Schedule are also enclosed in this mailing), in which the Directors of U.S. Shoe reported their determination that the Luxottica offer is inadequate and not in the best interests of U.S. Shoe and its shareholders, and unanimously recommended that the Luxottica offer be rejected. For the same reasons, the Board recommends a vote AGAINST Luxottica's proposal to acquire U.S. Shoe at $24 per share.

         REMEMBER - - UNLIKE YOUR BOARD, LUXOTTICA HAS NO FIDUCIARY DUTY TO PROTECT YOUR INTERESTS; ITS SOLE OBLIGATION IS TO ITS OWN SHAREHOLDERS. LUXOTTICA WANTS TO PURCHASE YOUR COMPANY AS CHEAPLY AS POSSIBLE. The goal of your Board of Directors is to maximize value for U.S. Shoe shareholders in the near term. Our recently-announced definitive agreement to sell the Company's footwear business to Nine West for approximately $600 million in cash and warrants demonstrates your Board's commitment to this goal. Our efforts to maximize value are continuing.

         We strongly urge you to vote AGAINST Luxottica's inadequate offer by signing, dating and mailing the enclosed WHITE proxy. Do not return any blue proxy sent to you by Luxottica.





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Thank you for your continuing support.

                                           Sincerely,

                                           Bannus B. Hudson
                                           President and Chief Executive Officer


YOUR VOTE IS IMPORTANT! PLEASE DISCARD LUXOTTICA'S BLUE PROXY CARD, AND VOTE AGAINST LUXOTTICA'S INADEQUATE OFFER BY SIGNING, DATING AND MAILING U.S. SHOE'S WHITE PROXY CARD.

If you have any questions or need assistance voting your U.S. Shoe shares, please call our proxy solicitor:

                          D.F. King & Co., Inc.
                          1-800-628-8528 (Toll Free)